ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 16 APRIL 2010	OTCBB Code: OBTLY

APPLICATION TO LIST ON NYSE AMEX/CHANGE TO ADR RATIO

PERTH, WESTERN AUSTRALIA, Orbital Corporation Limited (“Orbital”) (ASX: OEC, OTCBB: OBTLY) announced today that it has applied for the listing of its American Depositary Receipts (“ADRs”) on the NYSE AMEX.

The Company also announced that, to meet the minimum share price requirements in connection with its NYSE AMEX listing application, it has affected a reverse split to change the ratio of ADR’s to Ordinary Shares from 1:40 to 1:160.  The shares will commence trading on the OTC Bulletin Board at the new ratio from 19 April 2010.  Letters of transmittal have been sent to registered ADR holders to affect the exchange of their certificates representing pre-reverse split ADRs for new certificates representing post-reverse split ADRs.

The Company has also amended the Deposit Agreement with the Bank of New York Mellon to incorporate changes to our ADR program to allow the ADR’s to become Uncertificated American Depositary Shares and for the trading and registration of ownership of Orbital’s ADRs through the Direct Registration System.

“We are pleased to be taking this initiative to move from the OTC Bulletin Board to list on the NYSE AMEX” said Terry Stinson, Managing Director and Chief Executive Officer of Orbital Corporation Limited.  “If this application is successful, this listing will help to raise our profile in the United States and will provide improved stock liquidity for our United States based ADR holders who represent approximately 20% of our shareholder base”.

About NYSE Amex:

NYSE Amex is a platform launched by NYSE Euronext after acquiring the former American Stock Exchange in late 2008. NYSE Amex is designed to meet the demands of the small-to-medium size enterprises (SMEs) that do not necessarily meet NYSE’s higher listing standards.  NYSE Amex plays an important role helping SMEs , including those from abroad raise capital in the U.S. market. NYSE Amex provides the same hi-tech, hi-touch market model as the New York Stock Exchange; issuers enjoy the same exposure and brand association as NYSE-listed companies.

ENDS

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

About NYSE Euronext

NYSE Euronext (NYX) is a leading global operator of financial markets and provider of innovative trading technologies.  The company's exchanges in Europe and the United States trade equities, futures, options, fixed-income and exchange-traded products.  With more than 3,700 listed operating companies, NYSE Euronext's equities markets – the New York Stock Exchange, NYSE Euronext, NYSE Amex, NYSE Alternext and NYSE Arca – represent one-third of the world's equities trading, the most liquidity of any global exchange group.  NYSE Euronext also operates NYSE Liffe, one of the leading European derivatives businesses and the world's second-largest derivatives business by value of trading. The company offers comprehensive commercial technology, connectivity and market data products and services through NYSE Technologies.  NYSE Euronext is in the S&P 500 index, and is the only exchange operator in the S&P 100 index and Fortune 500.  For more information, please visit: http://www.nyx.com.

2